SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: October 20, 2004	By:	“S.A. FISH” (Signature)

S.A. Fish, Vice President (Name and Title)

	By:	“S.L. COSMESCU” (Signature)

S.L. Cosmescu, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
WEDNESDAY, OCTOBER 20, 2004

Maintenance work at the Scotford Upgrader will reduce production

Calgary, Alberta – Shell Canada announced today that production at its Scotford Upgrader will be reduced during October and November while maintenance work is undertaken on one of the two residual hydro-cracker (RHC) units.

During October, planned maintenance work was undertaken at the Scotford Upgrader while other planned repairs were being made to settler units at the Muskeg River Mine. Maintenance work on the settlers at the mine was completed over a two-week period, during which bitumen production was reduced by approximately 50 per cent.

Following resumption of full operations at the upgrader, a catalyst pump in one of the RHC units failed on October 19, 2004. This pump is inside the RHC unit and it will be necessary to completely shut down and clean out the unit to enable repairs to be made. The RHC unit on the other train at the upgrader remains in full service.

It is expected that one of the two trains at the upgrader will be out of service for an extended period of time while repairs are made to the catalyst pump. Details are being assessed and further information will be provided in due course.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. The Scotford Upgrader is located in Fort Saskatchewan, northeast of Edmonton. Together, these facilities make up the Athabasca Oil Sands Project, a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Media Inquiries:	Investor Inquiries:
Jan Rowley Manager, Public Affairs (403) 691-3899	Jim Fahner Manager, Investor Relations (403) 691-2175

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.